June 29, 2009

VIA EDGAR AND FACSIMILE
(703) 813-6981

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Morgan Youngwood
Stephen Krikorian
Jan Woo
Katherine Wray

        Re: Internet Brands, Inc.
        10-K for fiscal year ended December 31, 2008
        Filed March 6, 2009
        File No. 001-33797

Ladies and Gentlemen:

    We hereby respectfully request an extension of ten business days in which to submit a response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 16, 2009, relating to the above-referenced Form 10-K (the “10-K”) filed with the Commission (File No. 001-33797) on March 6, 2009. The basis for our request is the limited availability of certain key, knowledgeable personnel at the present time.

Please direct your response to our request for an extension to the undersigned at (310) 280-4361 or to our Chief Financial Officer, Scott Friedman at (310) 280-4373. The fax number is (310) 280-4335. Thank you for your consideration.

                                                            Respectfully submitted,

                                                            /s/ B. Lynn Walsh
                                                            B. Lynn Walsh
                                                            EVP & General Counsel

cc: Robert N. Brisco, Chief Executive Officer, Internet Brands, Inc.
Scott Friedman, Chief Financial Officer, Internet Brands, Inc.
Timothy Clackett, BDO Seidman LLP